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                                                                    EXHIBIT 21.1


                         SUBSIDIARIES OF THE REGISTRANT

Upon consummation of the initial public offering of securities by Strategic Timber Trust, Inc. (the "Registrant"), the following subsidiaries of the Registrant will remain as such:

Strategic Timber Operating Co., a Delaware corporation
Strategic Timber Partners, LP, a Delaware limited partnership
Pioneer Resources, LLC, an Oregon limited liability company

Upon consummation of the Registrant's initial public offering of securities, the following entities will be merged with and into Strategic Timber Partners, LP, and will thereafter cease to exist:

Strategic Timber Two Operating Co., LLC, a Georgia limited liability company Strategic Timber Partners II, LP, a Georgia limited partnership
Strategic Timber Trust II, LLC, a Georgia limited liability company